SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

ARAMARK CORPORATION

(Name of Issuer)

Common Stock, Class A, $.01 Par Value Per Share

Common Stock, Class B, $.01 Par Value Per Share

(Title of Class of Securities)

Common Stock, Class B: 038521100

(CUSIP Number)

James C. Morphy, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Class B Common Stock CUSIP No. 038521100 13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Joseph Neubauer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 20,733,429 shares, Class A Common Stock[1] 22,933,429 shares, Class B Common Stock[2]
8. SHARED VOTING POWER None
9. SOLE DISPOSITIVE POWER 20,733,429 shares, Class A Common Stock[1] 22,933,429 shares, Class B Common Stock[2]
10. SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,733,429 shares, Class A Common Stock[1] 22,933,429 shares, Class B Common Stock[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0% Class A Common Stock[3] 15.8% Class B Common Stock[3]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Class B Common Stock CUSIP No. 038521100 13D	Page 3 of 6 Pages

[1]	Includes (i) 122,540 shares, which represent the Reporting Person’s proportionate interest in the Class A Common Stock portion of a composite fund of the Issuer’s Retirement Savings Plan for Salaried Employees, as of December 7, 2006, (ii) 3,374,469 shares held by The Neubauer Family Foundation (the “Foundation”), (iii) 130,000 shares issuable currently or within 60 days upon exercise of outstanding options, and (iv) 7,592 shares deliverable within 60 days pursuant to grants of restricted stock units. The Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock that may be beneficially owned by GS Capital Partners V Fund, L.P., J.P. Morgan Partners, LLC, Thomas H. Lee Partners, L.P., Warburg Pincus Private Equity IX, L.P., or any of their affiliates (collectively, the “Sponsors”).
[2]	Constitutes the 2,200,000 shares of Class B Common Stock held by the Foundation and the 20,773,429 shares of Class B Common Stock issuable upon conversion of the equal number of shares of Class A Common Stock beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of any shares of Class B Common Stock that may be beneficially owned by the Sponsors.
[3]	Based on 55,870,025 shares of Class A Common Stock and 124,363,519 shares of Class B Common Stock outstanding at November 3, 2006, as reported in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2006 (the “Reported Shares Outstanding”).

Class B Common Stock CUSIP No. 038521100 13D	Page 4 of 6 Pages

SCHEDULE 13D

This Amendment No. 18 amends the Schedule 13D, as amended, filed by Joseph Neubauer (the “Reporting Person”) with the SEC on August 8, 2006.

Item 1.	Security and Issuer.

Not Amended.

Item 2.	Identity and Background.

Not Amended.

Item 3.	Source and Amount of Funds and Other Consideration.

Not Amended.

Item 4.	Purpose of Transaction.

Not Amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)	The aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as of the date hereof is 20,733,429. These shares include (i) 122,540 shares, which represent the Reporting Person’s proportionate interest in the Class A Common Stock portion of a composite fund of the Issuer’s Retirement Savings Plan for Salaried Employees, as of December 7, 2006 (with respect to which the Reporting Person has sole voting and disposition power), (ii) 3,374,469 shares held by the Foundation, of which the Reporting Person is a co-trustee and effectively has sole voting and dispositive power, (iii) 130,000 shares issuable currently or within 60 days upon exercise of outstanding options, and (iv) 7,592 shares deliverable within 60 days pursuant to grants of restricted stock units. Each share of Class A Common Stock is convertible at the holder’s option into one share of Class B Common Stock of the Issuer. In addition, subject to certain exceptions set forth in the Issuer’s Amended and Restated Certificate of Incorporation, a transfer of a share of Class A Common Stock will result in the automatic conversion of such share into one share of Class B Common Stock. Upon conversion of any shares of Class A Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as of the date hereof is 22,933,429. These shares constitute the 2,200,000 shares of Class B Common Stock held by the Foundation and the 20,733,429 shares of Class B Common Stock issuable upon conversion of the equal number of shares of Class A Common Stock beneficially owned by the Reporting Person.

The Reporting Person, together with the Sponsors, may be deemed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Person disclaims beneficial ownership of any shares of Issuer Common Stock that may be beneficially owned by the Sponsors. The Reporting Person does not have affirmative information about any such shares that may be beneficially owned by the Sponsors as of the date hereof.

The percentage of outstanding Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person (determined in accordance with Rule 13d-3 under the Exchange Act), based on the Reported Shares Outstanding, is approximately 37.0% and 15.8%, respectively.

Class B Common Stock CUSIP No. 038521100 13D	Page 5 of 6 Pages

(b)	The Reporting Person effectively has sole power to vote and sole power to dispose or direct the disposition of the 20,733,429 shares of Class A Common Stock and the 22,933,429 shares of Class B Common Stock referenced in the preceding paragraphs.

(c)	During the past 60 days the Reporting Person has effected the following transactions in respect of his shares of Class A Common Stock and Class B Common Stock:

On December 6, 2006, the Reporting Person converted 3,300,000 shares of Class A Common Stock into 3,300,000 shares of Class B Common Stock.

On December 8, 2006, the Reporting Person donated 2,200,000 shares of Class B Common Stock to the Foundation.

On December 8, 2006, the Reporting Person donated a total of 1,100,000 shares of Class B Common Stock to two third-party charitable organizations.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Amended.

Item 7.	Material to be Filed as Exhibits.

Not Amended.

Class B Common Stock CUSIP No. 038521100	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2006

/s/ JOSEPH NEUBAUER
Joseph Neubauer